Exhibit 99.4

Perdigão S. A. , PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO ADVANCES ON NEW FRONTIERS AND EXPANDS MARKETS

Production capacity grows through partnerships and acquisitions

Expansion and diversification characterized Perdigão’s activities in 2005 with the Company investing more than R$ 70 million in acquisitions during the year. In the Brazilian Midwest, Perdigão acquired Abatedouro Mary Loize in the state of Mato Grosso due to the substantial grain output in the region as well as the opportunity of offering more competitive products to the market.

Again in the Midwest, the Company recently acquired Incubatório Paraíso and a poultry-breeding farm in the municipality of Jataí (GO) as well as taking over the contracts with 71 integrated outgrowers in the region. This was a strategic acquisition for the Company providing greater poultry health control and standardizing procedures in the plants in the southwest of the state of Goiás given the proximity of the Rio Verde and Mineiros agroindustrial complexes.

In Brasília, Perdigão began operations at a unit exclusively for the processing of cooked chicken, turkey and beef products for export. For this purpose, the Company leased a mothballed plant, hired the necessary workers and is already exporting to the European Union. The plant has a production capacity of 400 tons/month.

PARTNERSHIPS

During 2005, Perdigão signed various partnerships involving business activities in new markets and for boosting production capacity. Driven by logistic synergies and international demand, the Company has expanded its business into the beef market, signing an industrial processing agreement with Arantes Alimentos in Cachoeira Alta (GO). The meat packing plant will be responsible for the slaughtering, deboning, packaging and storage of the product on behalf of Perdigão.

The Company’s activities in this segment will be focused principally on supplying the overseas market. The company has its own structure for the purchase of live animals as well as its properly quality control teams. From next year onwards, the company will be operating at an annual output of 60,000 tons of beef products, which will increase the Company’s gross sales by R$ 270 million.

Through a further partnership, this time with Coamo Agroindustrial Cooperativa of Campo Mourão (PR), Perdigão launched its first two brands of margarine: Turma da Mônica, focused specifically on the children’s market, and Borella, a traditional version of the same product. Coamo, which has been operating in the margarine segment since 2000 and uses advanced technology, is processing the product under Perdigão’s brand names.

Gale Agroindustrial S.A. of Jataí (GO) is to slaughter and process poultry for Perdigão following a recent service contract. Gale currently slaughters 70,000 head of poultry/day. As a result of the partnership, slaughtering operations will be expanded to 90,000 head of poultry per day over the short term. During the initial phase, Gale’s animal feed plant will continue supplying the product to the project’s integrated outgrowers, responsible for operating 138 poultry breeding farms.

MINEIROS

The initial steps for building the new Mineiros complex were taken early in the year. Work is proceeding at a fast pace with the plant to be used for the slaughter of chicken, turkey and chester®. The unit is to have a meat processing capacity of 81,000 tons by 2008 and will create about two thousand new jobs.

Total investments are estimated at R$ 510 million — R$ 240 million from Perdigão with BNDES support and a further R$ 270 million to be injected by the integrated outgrowers for the construction of 190 production modules. The complex will cover an area of 135 hectares, with the installations themselves having a constructed area of 60,000 m2. The unit is expected to be fully operational by 2008, with start-up slated for the end of 2006.

OTHER INVESTMENTS

The Company has already begun work on the expansion of the Nova Mutum unit, currently responsible for the slaughter of 70,000 head of poultry/day. The project will be carried out in two phases. The objective of the first phase, to be concluded in 2006, is to ramp up installed slaughtering capacity from 120,000 to 140,000 head of poultry/day over the short term. A further 250 poultry breeding farms will be incorporated in the integrated outgrowers system to match the additional capacity. The number of employees, currently standing at 450, is expected to double to 900 and indirect jobs to 2,700. Forecasted investment is R$ 77 million, R$ 15 million from the Company and the remaining R$ 62 million to be injected by the integrated outgrowers.

In Jataí (GO), Perdigão’s acquisitions amounted to approximately R$ 30 million. This is part of an investment program by the Company and its partnership partners totaling R$ 400 million up to 2012. Out of this total, R$ 210 million is to be channeled to the development of new integrated outgrowers in order to meet an increase in slaughtering capacity to 280,000 head of poultry/day over the medium term.

The remainder of the investment will be spent on new projects, which Perdigão is to develop in the municipality. These include a further hatchery, an animal feed plant, another poultry breeding farm and a new slaughter plant. When completed, the complex will have created 1,500 direct jobs.

Perdigão’s Rio Verde (GO) plant, the largest agroindustrial complex in Latin America, is also undergoing additional expansion. Work on expanding capacity began this year at an estimated investment of R$ 500 million.

With new financial resources provided by the Company and its outgrowers the chicken slaughtering capacity will increase by 35%, at the same time the hog slaughtering capacity will double. The number of integrated outgrowers will increase from 250 to 400 by the middle of 2006 and the unit is expected to hire a further 1,700 employees.

LOGISTICS

The construction of a latest generation Distribution Center (DC) in Marau (RS) at a cost of R$ 14 million has accelerated the ability to meet market demand in the state of Rio Grande do Sul and improved supply capacity to 16 other DCs in Brazil. The mega DC has a covered area of 4,100 m2 and a product storage capacity of 3,500 tons.

The Videira (SC) DC was also upgraded in 2005 at an investment of R$ 8 million, its capacity being more than doubled. The DC is now responsible for servicing the entire state of Santa Catarina. Similar to Marau, the Videira DC has been revamped in line with the multibranch system, operating according to customer demand and not restricted to a specific geographic area. This allows it to offer optimal solutions for Perdigão’s logistics system, with greater efficiency and at lower cost.

MANAGEMENT

A landmark event at the Company in 2005 was the inauguration of the Perdigão Services Center (CSP), which centralizes the corporate areas of Finance, Controller’s Office, Human Relations, Information Technology, Supply and Sales Support at Itajaí (SC). The CSP represents a significant step forward in company management, with greater productivity, rationalization of operations, processing agility, economies of scale and reduction in operational costs.

Perdigão Total Service (ATP) represented a further advance in the management area for achieving excellence in customer service from the initial order through to delivery. During the year, the Company recorded progress in all indicators related to the speed with which orders are received, to delivery in term and sales volume traded and to inventory turnover. The project mobilizes and combines the efforts of several areas (production, commercial, marketing, information technology and logistics, among others) focusing on maximizing customer satisfaction.

SOCIAL RESPONSIBILITY

In line with tradition, Perdigão’s growth during the year was based on sustainability both in relation to management transparency and also social responsibility policies. This is reflected in Corporate Governance practices and projects involving respect for the environment and social development. Examples include the project for generating carbon credits and also the mandatory requirement of integrated outgrowers to obtain the necessary environmental licenses.

Public recognition of these activities also made 2005 a special year for Perdigão. The Company is the only one in the Meat and Meat Processed Products

Sector to be part of Bovespa’s Corporate Sustainability Index (ISE), launched early this month. The purpose of the ISE is to reflect the return on an equity portfolio of companies with a recognized commitment to social responsibility and business sustainability.

For the fourth time, Perdigão was ranked among the ten model companies in social responsibility in the 2005 edition of the Guide to Good Corporate Citizenship, reflecting a series of social programs that have been implemented in regions where company units are located.

São Paulo, December 13th, 2005

Feel free to contact Edina Biava/Gabriela Las Casas, Investor Relations, phone numbers 55 11 3718.5301/3718.5791

All information contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.